Exhibit 99.1

Corporate Communications

CNH Industrial named as Capital Goods Industry Group Leader in Dow Jones Sustainability World and Europe Indices
With a winning score of 91/100, CNH Industrial has been named as the leading sustainable company in its industry category.
London, September 10, 2015

The Dow Jones Sustainability Indices (DJSI), World and Europe, has named CNH Industrial as Industry Leader for 2015 in the Machinery and Electrical Equipment industry. This is the Company’s fifth consecutive year in the Indices’ top position. The DJSI has also named CNH Industrial as leader in the Capital Goods Industry Group, which includes 246 companies in seven industries.

The 2015 assessment resulted in a score of 91/100 for CNH Industrial, compared with an average of 52/100 for the participating companies in the Machinery and Electrical Equipment industry. All companies chosen for consideration in the indices are evaluated by RobecoSAM, specialists exclusively focused on sustainable investment.

“We are proud to see that our dedication to these increasingly important issues has once again resulted in us being named as Industry leader, and now also as Capital Goods Industry Group Leader. This result confirms that we are on the right path, one which calls for us to continue to improve upon all that we do, building a sustainable future for all of our stakeholders,” commented Chief Executive Officer, Richard Tobin in response to the news of CNH Industrial’s re-appointment as Industry Leader and the new leader position in the Capital Goods Industry Group.

The DJSI World and DJSI Europe Indices are among the most prestigious sustainability-focused equity indices. Inclusion in these indices is limited to companies that are judged as exemplary in terms of their economic, environmental and social performance. The DJSI World evaluation process invited 90 companies to participate in the Machinery and Electrical Equipment industry category. Only 10 of which were then admitted to the index. For the DJSI Europe indices, 32 companies were invited to participate and eight were admitted.

CNH Industrial N.V. Corporate Office: 25 St James’s Street, London, SW1A 1HA United Kingdom

CNH Industrial received the highest score in the principal areas of analysis in the environmental dimension (climate strategy, operational eco-efficiency and water related risks) as well as in the social dimension (corporate citizenship and philanthropy, labour practice and human rights) and compliance.

CNH Industrial is also included among other leading sustainability indices including: Carbon Disclosure Leadership Index (CDLI), Carbon Disclosure Performance Index (CPLI), ECPI Global Agriculture Equity, ECPI EMU Ethical Equity, ECPI Euro Ethical Equity, ECPI Global Developed ESG Best in Class Equity, Euronext Vigeo World 120, Euronext Vigeo Europe 120, Euronext Vigeo Eurozone120, FTSE4Good, FTSE ECPI Italia SRI Benchmark, FTSE ECPI Italia SRI Leaders, MSCI Global Sustainability Indexes, STOXX Global ESG Environmental Leaders Index, STOXX Global ESG Social Leaders Index, STOXX Global ESG Leaders Index, STOXX Europe Sustainability Index and EURO STOXX Sustainability Index.

Additional information on Sustainability at CNH Industrial:

http://cnhindustrial.com/en-US/sustainability2014/Pages/homepage.aspx

Additional information on the DJSI is available at:

www.sustainability-indices.com

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contacts:

Alessia Domanico	Laura Overall
Corporate Communications - Global	Corporate Communications Manager
CNH Industrial	CNH Industrial
Tel: +44 (0)2077 660 326	Tel. +44 (0)2077 660 338

Email: mediarelations@cnhind.com www.cnhindustrial.com

Sustainability Contact:

CNH Industrial Sustainability
Tel. +39 011 00 62 627
Email: sustainability@cnhind.com